

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via Email
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer
CenterPoint Energy Resources Corp.
1111 Louisiana
Houston, Texas 77002

> **Re: CenterPoint Energy Resources Corp.**
> **Registration Statement on Form S-4**
> **Filed May 18, 2011**
> **File No. 333-174322**

Dear Mr. Fitzgerald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will not accelerate effectiveness of this filing until the all comments on CenterPoint Energy, Inc.'s Form 10-K for the fiscal year ended December 31, 2010 have been cleared by the staff.

2. We note that you are registering the Exchange 2021 Notes and Exchange 2041 Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statements Regarding Forward-Looking Information, page 10

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Expiration Date; Extension; Termination; Amendment, page 16

5. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 20

6. We note the disclosure on page 20 indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the filing, as necessary.

Exhibit 5.1 Opinion of Baker Botts L.L.P.

7. Please have counsel expand the last paragraph, first sentence of its opinion to also apply to the statutory provisions and reported judicial decisions interpreting the General Corporation Law of the State of Delaware and the law of the State of New York. Please also have counsel delete the limitation of its opinion to the "contract law" of the State of New York.

Exhibit 99.1 Letter of Transmittal

8. Please delete the language in the letter of transmittal requiring the note holder to acknowledge he/she has "reviewed" all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Gerry Spedale
        Baker Botts L.L.P.
        Via Email